For Immediate Release

Contacts for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Names Becky Penrice as Chief Operating Officer

Company Continues to Strengthen Executive Team

TORONTO - April 4, 2016- Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) is pleased to announce the appointment of Becky Penrice as Executive Vice-President and Chief Operating Officer. Ms. Penrice has been Senior Vice-President and Interim Chief Operating Officer since February 1, 2016. Prior to that, Ms. Penrice was SVP Human Resources and Information Technology since June, 2015. She joined the Company on December 1, 2013 as SVP, Human Resources.

“Becky has consistently and effectively provided strong leadership at Sears Canada,” said Brandon G. Stranzl, Executive Chairman, Sears Canada Inc. “She has driven results for many cross-functional strategies at Sears Canada, including our re-engineering initiatives in IT, store operations, loyalty and marketing operations, logistics, and general business processes across our merchandising and other operations. She has been extremely effective at breaking down barriers and bringing out the best in our people, driving increased commitment, coordination, and, ultimately, performance. Becky has been a champion of driving a culture of innovation, speed, and teamwork, and her leadership role has evolved organically. The respect she has earned from our people will enable her to continue to lead Sears Canada in her new role as we re-engineer the business.”

After completing her undergraduate degree at York University, Ms. Penrice joined the Hudson’s Bay Company (HBC) in the Supply Chain organization. She quickly progressed through several senior Human Resources and Operational positions spanning Logistics, Credit & Loyalty, Merchandising, Marketing, Global Sourcing and Specialty Retail as well as having North American responsibilities for Corporate Human Resources serving HBC and Lord& Taylor. Ms. Penrice has a track record of implementing successful strategic transformation across all business channels improving enterprise-wide performance. She has a strong philanthropic commitment and serves as the President of the Sears Canada Charitable Foundation.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 159 corporate stores, 125 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.